Exhibit 99.49

Highlander Silver Announces Upsizing of Previously Announced Bought Deal Public Offering of Common Shares

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

THE SHELF PROSPECTUS SUPPLEMENT, THE CORRESPONDING BASE SHELF PROSPECTUS AND ANY AMENDMENT TO THE DOCUMENTS ARE ACCESSIBLE THROUGH SEDAR+ OR WILL BE ACCESSIBLE THROUGH SEDAR+ WITHIN 2 BUSINESS DAYS, AS APPLICABLE.

Toronto, Ontario, September 23, 2025 – Highlander Silver Corp. (TSX:HSLV) (“Highlander” or the “Company”) is pleased to announce that as a result of excess demand, it has agreed with National Bank Financial Inc. (“NBF”) as lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), to increase the size of its previously announced bought deal financing. Highlander will now issue 23,000,000 common shares of the Company (the “Common Shares”) at a price of C$3.75 per Common Share (the “Offering Price”) for aggregate gross proceeds of C$86,250,000 (the “Offering”). The Underwriters will have the option, exercisable in whole or in part, at any time on or prior to the 30th day following the Closing Date, at the sole discretion of the Underwriters, to purchase up to an additional 2,330,000 Common Shares at the Issue Price (the “Over-Allotment Option”).

In all other respects, the terms of the Offering and use of proceeds therefrom will remain as previously disclosed in the original press release dated September 22, 2025. The Offering is expected to close on or about September 29, 2025 (the “Closing Date”), and is subject to certain conditions including, but not limited to, the receipt of all necessary corporate and regulatory approvals, including the approval of the Toronto Stock Exchange.

The Common Shares will be offered publicly in all provinces and territories of Canada, except Quebec, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated April 10, 2025 (the “Base Shelf Prospectus”) and may be offered on a private placement basis to “qualified institutional buyers” in the U.S. in accordance with Rule 144A, and may be distributed outside Canada and the United States on a basis which does not require the qualification or registration of any of the Company’s securities under domestic or foreign securities laws and would not result in the Company having any reporting or other obligation in such jurisdiction.

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendment to such documents is provided in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days from the date hereof), accessible on SEDAR+ at www.sedarplus.com. An electronic or paper copy of the Prospectus Supplement, Base Shelf Prospectus, and any amendment to such documents may be obtained, without charge, from National Bank Financial Inc., by phone at (416) 869-8414 or by e-mail at NBFSyndication@bnc.ca by providing the contact with an email address or address, as applicable.

The Common Shares have not been and will not be registered under the U.S. Securities Act, and accordingly will not be offered, sold or delivered, directly or indirectly within the United States, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of a United States person, except pursuant to applicable exemptions from the registration requirements.

About Highlander Silver Corp.

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories.1 The Company’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

1 S&P Global rankings including the San Luis gold-silver project.

The mineral resource estimate disclosed herein is derived from Highlander Silver’s technical report titled “Technical Report on the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on SEDAR+ at www.sedarplus.ca.

For further information, please contact:

Arun Lamba, Vice President Corporate Development
alamba@highlandersilver.com

Forward-Looking Statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, information or statements with respect to the completion of the Offering and the anticipated closing date thereof; the expected receipt of regulatory and other approvals relating to the Offering; the anticipated use of the net proceeds therefrom; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future. Such forward looking information or statements can be identified by the use of words such as “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.